Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

VOLUNTARY ANNOUNCEMENT

NOTICE TO INVESTORS-Q2 FINANCIAL RESULTS ANNOUNCEMENT DATE

This is a voluntary announcement made by the Company. The Company will report financial results for the 2020 second quarter (the “Q2 Results Announcement”) and upload the Q2 Results Announcement to the Hong Kong Stock Exchange on Thursday, August 13, 2020 (Hong Kong time), after the trading hours of the Hong Kong Stock Exchange and before the opening of the U.S. market.

The earnings teleconference call with simultaneous webcast will take place at 7:30 pm Hong Kong time on Thursday, August 13, 2020. The Company’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing the following numbers, 15 minutes prior to the initiation of the call:

United States:	1-929-477-0324
Mainland China:	400-120-9101
Hong Kong:	852-3008-1527
Conference ID:	7890540

By order of the Board
NetEase, Inc.
William Lei Ding
Director

Hong Kong, August 3, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng, Mr. Michael Leung and Mr. Michael Tong as the independent directors.